Filed by 1st United Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Equitable Financial Group, Inc.

Commission File No.: 132-00000

1st United Bancorp, Inc.	Equitable Financial Group, Inc.
One North Federal Highway	633 South Federal Highway
Boca Raton, Fl. 33431	Ft. Lauderdale, Fl 33301

October 1 , 2007

Media Alert

FOR IMMEDIATE RELEASE

1st United Bank and Equitable Bank to Merge

1st United Bancorp of Boca Raton, Florida and Equitable Financial Group of Fort Lauderdale, Florida today announced that they have executed a definitive agreement to merge and to combine Equitable Bank, the wholly owned subsidiary of Equitable Financial Group, into 1st United Bank, a wholly owned subsidiary of 1st United Bancorp.

Equitable Bank (“Equitable”) has $190 million in assets and $23.3 million in equity and operates four banking centers in Broward County located in Ft. Lauderdale, Plantation, Coral Ridge and Coral Springs and one banking center in North Miami Beach. 1st United Bancorp (“1st United”) has $350 million in assets and $50.7 million in equity. 1st United Bank operates eight banking centers: four in Palm Beach County located in North Palm Beach, West Palm Beach, Palm Beach and Boca Raton and four in Broward County located in Fort Lauderdale, Hollywood, Coral Springs and Cooper City. Both companies have pristine asset quality and are well capitalized. The purchase price is approximately $55.6 million in 1st United Bancorp stock and cash. The combined bank will have approximately $600 million in assets.

“This is an important merger for 1st United as Equitable is a high performance bank with management and employees that have strong ties to the communities they serve. Combining their five banking centers with 1st United’s four banking centers in Broward County produces an improved branch office network from north to south and east to west in Broward County, including a strong office located in North Miami Beach,” said 1st United Bancorp Chairman Warren Orlando. “We are pleased to combine with an institution like Equitable Bank with its keen focus on high quality customer service. This attention to the customer matches perfectly with 1st United’s high touch personalized approach,” said Orlando.

“We are very excited to join forces with 1st United because it affords us the opportunity to expand our quality products and services to our customers without having to compromise our high standards. Our name may change but our commitment to the communities we serve will not,” said Bill Spute, President of Equitable Bank. “We are excited about the synergies of combining the institutions to better serve the dynamic markets in Palm Beach, Dade and Broward Counties” added Spute, who will join the executive team at 1st United.

“Equitable Bank’s management team, under the leadership of President and CEO William Spute, has done an excellent job in establishing a winning banking presence in Broward County and in North Miami Beach,” said 1st United’s CEO Rudy Schupp. “We are so delighted that Bill and his team will join 1st United,” said Schupp. “Bill is an experienced and talented banking executive and we are fortunate to have Bill as a part of 1st United as we continue to expand the bank’s footprint and operations in South Florida,” said Schupp.

“We expect the closing of this transaction to take place in the 1st quarter of 2008. The transaction is subject to Equitable shareholder and regulatory approval, as well as other contingencies defined in the definitive agreement. Equitable Bank has a great staff of professional bankers and we anticipate that the impact to their customer base will only be positive, as 1st United will continue their community banking approach with an expanded array of products and services. All loan decisions will continue to be made locally,” said 1st United Bancorp President John Marino.

Equitable is being represented in the proposed merger transaction by The Carson Medlin Company as financial advisor and Smith MacKinnon as counsel. 1st United is being represented by Stifel Nicolaus & Company, Inc. as financial advisor and Gunster Yoakley as counsel.

Contacts:	1st United Bancorp

Warren Orlando	Rudy Schupp	John Marino
Chairman	Chief Executive Officer	President
(561) 362-3431	(561) 362-3431	(561) 362-3431

Contacts:	Equitable Financial Group

H. William Spute

President and CEO

(954) 524-6088

Important Additional Information and Where to Find It

This document does not constitute an offer to sell or a solicitation of an offer to buy securities. This communication is being made in connection with the proposed business combination involving 1st United Bancorp, Inc. and Equitable Financial Group, Inc. In connection with the proposed transaction, 1st United Bancorp, Inc. plans to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus. The definitive

Proxy Statement/Prospectus will be mailed to stockholders of Equitable Financial Group, Inc. INVESTORS AND SECURITY HOLDERS OF 1ST UNITED BANCORP, INC. AND EQUITABLE FINANCIAL GROUP, INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND RELATED DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by 1st United Bancorp, Inc. and Equitable Financial Group, Inc. through the web site maintained by the SEC at http://www.sec.gov.

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts, are based on certain assumptions and reflect our current beliefs and expectations. These forward-looking statements are subject to risks and uncertainties, and other important factors that could cause actual results, performance or achievement to differ materially from any future results, performance or achievements discussed or implied by such forward-looking statements. The information set forth herein speaks only as of the date hereof, and 1st United Bancorp, Inc. and Equitable Financial Group, Inc. disclaims any intention or obligation to update the information contained in this letter.